UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ **Form C: Offering Statement**
☐ **Form C-U: Progress Update;**
☐ **Form C/A: Amendment to Offering Statement:**
☐
☒ **Form C-AR: Annual Report**
☐ **Form C-AR/A: Amendment to Annual Report**
☐ **Form C-TR: Termination of Reporting**

Name of issuer: PowerLink Digital Partners I, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: NV

Date of organization: 06/20/2024

Physical address of issuer: 500 7th Avenue, New York, NY 10018

Website of issuer: *www.powerlinkdigitalpartners.com*

Current number of employees: 1

Total Assets:	Most recent fiscal year-end:	147,315	Prior fiscal year-end:	10,711
Cash & Cash Equivalents:	Most recent fiscal year-end:	94,295	Prior fiscal year-end:	71
Accounts Receivable:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Short-term Debt:	Most recent fiscal year-end:	1,680,172	Prior fiscal year-end:	162,109
Long-term Debt:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Revenues/Sales:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Cost of Goods Sold:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Taxes Paid:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Net Income:	Most recent fiscal year-end:	(1,381,459)	Prior fiscal year-end:	(164,653)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	**Alabama**	**AL**	X	**Montana**	**MT**	X	**District of Columbia**	**DC**
X	**Alaska**	**AK**	X	**Nebraska**	**NE**	X	**American Samoa**	**B5**
X	**Arizona**	**AZ**	X	**Nevada**	**NV**	X	**Guam**	**GU**
X	**Arkansas**	**AR**	X	**New Hampshire**	**NH**	X	**Puerto Rico**	**PR**
X	**California**	**CA**	X	**New Jersey**	**NJ**	X	**Northern Mariana Islands**	**1V**
X	**Colorado**	**CO**	X	**New Mexico**	**NM**	X	**Virgin Islands**	**VI**
X	**Connecticut**	**CT**	X	**New York**	**NY**			
X	**Delaware**	**DE**	X	**North Carolina**	**NC**	X	**Alberta**	**A0**
X	**Florida**	**FL**	X	**North Dakota**	**ND**	X	**British Columbia**	**A1**
X	**Georgia**	**GA**	X	**Ohio**	**OH**	X	**Manitoba**	**A2**
X	**Hawaii**	**HI**	X	**Oklahoma**	**OK**	X	**New Brunswick**	**A3**
X	**Idaho**	**ID**	X	**Oregon**	**OR**	X	**Newfoundland**	**A4**
X	**Illinois**	**IL**	X	**Pennsylvania**	**PA**	X	**Nova Scotia**	**A5**
X	**Indiana**	**IN**	X	**Rhode Island**	**RI**	X	**Ontario**	**A6**
X	**Iowa**	**IA**	X	**South Carolina**	**SC**	X	**Prince Edward Island**	**A7**
X	**Kansas**	**KS**	X	**South Dakota**	**SD**	X	**Quebec**	**A8**
X	**Kentucky**	**KY**	X	**Tennessee**	**TN**	X	**Saskatchewan**	**A9**
X	**Louisiana**	**LA**	X	**Texas**	**TX**	X	**Yukon**	**B0**
X	**Maine**	**ME**	X	**Utah**	**UT**	X	**Canada (Federal Level)**	**Z4**
X	**Maryland**	**MD**	X	**Vermont**	**VT**			
X	**Massachusetts**	**MA**	X	**Virginia**	**VA**			
X	**Michigan**	**MI**	X	**Washington**	**WA**			
X	**Minnesota**	**MN**	X	**West Virginia**	**WV**			
X	**Mississippi**	**MS**	X	**Wisconsin**	**WI**			
X	**Missouri**	**MO**	X	**Wyoming**	**WY**			

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

PowerLink Digital Partners I, Inc.
(Issuer)

/s/ William B. Hoagland, CEO
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ William B. Hoagland
(Signature)

Director, CEO, Principal Executive Officer,
Principal Accounting and Financial Officer
(Title)

September 9, 2026
(Date)

EXHIBIT A – ANNUAL REPORT

POWERLINK DIGITAL PARTNERS I, INC.

PowerLink

500 7th Avenue, New York, NY 10018
855-479-7565

This Annual Report is for the Fiscal Year Ended December 31, 2025.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

DESCRIPTION OF BUSINESS

Overview

PowerLink Digital Partners I, Inc. was incorporated in Nevada on June 20, 2024 under the name "Kratos Mining Partners 1, Inc." On June 21, 2024, we changed our name to Kratos Data Partners 1, Inc. On August 27, 2024, we changed our name to "PowerLink Digital Partners I, Inc." We are a development stage company

and have not generated any revenues or begun revenue-generating operations. We have been focused on development of our business plan and research and development. We are dependent on the proceeds from the sale of our Shares to capitalize our business plans and our business should be considered highly speculative.

At PowerLink, our mission is to ethically unlock value from waste and stranded natural resources by deploying modular clean technologies and transparent circular economic systems. By partnering with local communities, governments, and landowners, we aim to turn underutilized resources into reliable energy and essential materials while expanding economic opportunity and supporting the infrastructure needed for the future of the digital world.

The Company was formed as part of the activities of Trend Discovery, LP and its affiliated funds and entities (collectively, "Trend Discovery"), which incubate and develop early-stage technologies and businesses. The Company was originally organized to serve as Trend Discovery's tire and polymer recycling arm, and that remains our primary current focus. In the course of developing our tire-recycling operations, we held discussions with local governments and other parties that, separately, were seeking solutions for both waste removal and access to reliable energy. Through these discussions, we came to believe that the opportunity was broader than tire and polymer recycling alone, and we expanded our contemplated business plan to encompass the capture and conversion of stranded and waste energy and mineral resources more generally, together with the deployment of modular microgrids and blockchain-based traceability tools. Trend Discovery has funded the incubation of several businesses and technologies—including technologies relating to accessing critical minerals and capturing stranded hydrokinetic and solar energy from irrigation and hydroelectric canals—that we believe could be acquired by the Company in order to effectuate this expanded business plan. The Company is currently evaluating which of these assets and/or businesses, if any, it may seek to acquire, and has not agreed to any terms, entered into any binding acquisition agreement, or determined valuations or consideration for any such acquisition. Any such acquisition would need to be negotiated, would be a related-party transaction not negotiated on an arm's-length basis (see "Transactions with related parties"), and there is no guarantee that any acquisition will occur. Our business priorities may change depending on the status of these discussions and other developments, but our primary focus at present remains the tire and polymer digestor business described below.

Business

Our focus is to unlock value from waste and stranded natural resources through a combination of modular clean tech, circular economy systems, and blockchain-based transparency tools by transforming the stranded natural resources and waste products into high-demand energy and commodities. Our mission is to empower communities around the world to ethically and sustainably participate in the AI and quantum computing industrial revolution by providing them with the energy needed to meaningfully participate.

We envision a decentralized, regenerative energy economy built on circular systems, digital traceability, and inclusive ownership. Our approach is meant to enable:

- Monetization of stranded natural gas, oil, and critical minerals
- Conversion of industrial waste (plastics, tires, biomass) into clean fuels
- Deployment of modular microgrid systems and mobile processing assets
- Transparent tracking of resources via blockchain verification

In essence, our business will focus on capturing inputs of stranded resources such as natural gas, oil and critical minerals, and waste, such as tires and plastics, and then converting those inputs into outputs of energy and commodities. To implement these objectives, we will work closely with local governments, landowners and partner organizations.

Tire and Plastic Upcycling

Our primary business focus is currently the upcycling of tires and plastics. We will source end-of-life tires, plastics and biomass through formal agreements with municipal waste authorities, tire manufacturers, and recycling programs. We then run that feedstock through a digestor machine that converts the feedstock into fuel.

Our proposed digestor will serve as a reactor and act as a refinery system, whereby our thermochemical reaction first will transform waste tires and plastics into a heavy sour crude oil at lower temperatures, while at higher temperatures we will be able to produce gases that are condensable into liquid distillates like diesel and jet fuel and lean gases like propane. We first intend to sell the heavy, sour crude or a blended crude to generate initial revenue. Shredded tires and plastics will be fed into the sealed reactor where heat and catalysts break long hydrocarbon chains into shorter molecules. The gases will be condensed into propane and stored in pressurized cylinders; the heavier fractions will be further distilled into diesel-grade fuel in a proprietary, two-step process. These products will be sold directly to industrial customers or used to power our own microgrids. Diesel will be marketed to fleet operators, mining companies and microgrid generators under term supply contracts, while propane will be distributed locally for cooking and heating.

Scrap tires are abundant in the U.S. and can be collected through municipal drop-off programs. In Phoenix, Arizona, we have initiated discussions with local governments and logistics providers to supply our digestor, and we expect similar arrangements in Eswatini and the Democratic Republic of Congo (DRC) to ensure a steady stream of waste material. Our collection model will focus on partnering with governments so that tipping fees and transportation costs are minimized and waste is diverted from landfills. We will also target post-consumer plastics and organics from municipalities in the Caribbean, Latin America, Eswatini and the DRC where waste management systems are less developed. Collection will be managed through agreements with local governments and waste haulers, and waste tires will be accepted without tipping fees when possible. At present we are developing relationships with Phoenix municipalities and tire retailers and expect to formalize collection agreements as our digestor comes online. We do not yet own all collection equipment and will need to acquire shredders, trailers and storage containers. Our operations must comply with local environmental regulations governing waste storage and transport; failure to secure permits or changes in environmental law could adversely affect our business. We will monetize fuel sales through offtake agreements with distributors and utilities. We must purchase and install larger reactors, separators and storage tanks before full-scale production can begin. Our blockchain ledger will record each batch from input to sale, enabling regulators and customers to verify fuel quality, provenance, and royalties owed to landowners.

PowerLink has engaged Hyalite Consulting LLC (“Hyalite”) to assist in the preparation and submission to a carbon registry of documentation for our waste tire to electricity project, utilizing UN-approved methodologies to quantify the emission reductions of the project, for the purpose of seeking approval to create securitized carbon credits that can be sold. Under our arrangement with Hyalite, Hyalite provides consulting and project-documentation services in exchange for fees, and the engagement does not grant Hyalite any equity interest in the Company or any ownership of the resulting carbon credits. The arrangement is terminable by the parties and does not obligate the Company to make any material minimum payments. The Company paid Hyalite approximately $70,000.00 in fees under this agreement in 2025 and owes approximately $60,000.00 in fees under this agreement through June 2026. To date, no carbon credits have been registered, approved, or sold, and there is no assurance that the project will be approved by any registry or that any salable carbon credits will result. We do not believe our agreement with Hyalite constitutes a material contract required to be filed under Item 601 of Regulation S-K because it was entered into in the ordinary course of business and the Company’s business is not substantially dependent upon it; however, we will file the agreement as an exhibit if and to the extent required.

In addition to energy, the digestors will yield recyclable steel prior to digestion, and carbon-rich char, rubber and asphalt in step two of our proprietary, two-step digestion process. Steel wires extracted from tires will be sold as scrap to metals recyclers. The carbon char can be refined into activated carbon or used as a soil amendment. The asphalt can be added to local gravel and aggregates to produce pavement. In regions such as the DRC, we also expect to recover critical minerals from virgin ore and ore tailings collected from artisanal miners. Sales will be made under offtake agreements with commodity traders or directly to industrial buyers. We are still refining the technology needed to process and grade these materials and must acquire processing equipment and develop supply relationships. As with our energy products, our blockchain ledger will track each shipment, ensuring buyers have confidence in the provenance and quality of the commodities.

We have not entered into any contracts for the sale of any energy generated through our digestors, and we are in the early stages of developing our tire and polymer recycling business and have not yet completed or operationalized any commercial-scale digestor. To date, we have been substantially focused on developing our tire digestor technology. We have been working on developing a modular unit. Under our modular model, we intend to contract with parties that have access to feedstock, whether by purchasing the feedstock, partnering, or entering into other arrangements, each of which will be negotiated and will vary on a case-by-case basis. Generally, we expect to send our own employees on site to feed the digestor, with the resulting product collected in a frac tank that will remain on site until it is picked up by the buyer. We are still developing what these arrangements will look like, and each is expected to be different. Eventually, we also intend to build a larger warehouse digestor at our Phoenix location to handle larger jobs.

Before we can commence revenue-generating operations, we must, among other things, secure sufficient funding from the sale of our securities, purchase and install commercial-scale reactors, catalysts, separators, storage tanks and related processing and collection equipment (including shredders, trailers and storage containers), obtain applicable permits and regulatory approvals, integrate and test the equipment, and establish supply and offtake relationships. By "operationalize" we mean completing this commissioning and testing process to the point at which a Digestor is capable of continuously processing feedstock and producing saleable products. Having designed and built a prototype digestor at our Phoenix location that has successfully transformed tires into heavy sour crude oil, we anticipate using that prototype to expand operations and become commercially operational in 2027, contingent on obtaining sufficient capital through the Company's securities offerings or otherwise. These timelines are estimates only and are subject to significant uncertainty, including funding availability, equipment delivery and installation, and technical performance, and actual completion and launch could be materially delayed or may not occur at all.

As of this date, we have designed and built a prototype digestor in our Phoenix location that has successfully transformed tires into heavy sour crude oil.

Now that we have a working prototype digestor, we are evaluating opportunities to obtain footholds in locations with viable commercial markets or readily available inputs, allowing us to scale operations.
Regardless of which of the foregoing opportunities the Company pursues (if any), the Company anticipates it will use its prototype digestor to expand operations and become commercially operational in 2027; however, our ability to commercialize our digestor will be dependent on obtaining sufficient capital through the Company's securities offerings or otherwise. If we are unable to raise sufficient capital or find alternative capital resources, the Company's operations will likely be further delayed.

These timelines are estimates only and are subject to significant uncertainty, including funding availability, equipment delivery and installation, and technical performance, and actual completion and launch could be materially delayed or may not occur at all.

Stranded Resources

We plan to enter into royalty agreements and production sharing contracts with landowners, small oil and gas operators, and government agencies to collect natural gas and residual oil that would otherwise be flared or remain untapped due to a lack of pipelines or processing facilities. Modular gathering units will be deployed to remote sites selected by the Company to safely capture associated gas and liquid hydrocarbons. We are currently negotiating letters of intent with operators in Pennsylvania, Texas and Louisiana and exploring regulatory requirements for flaring capture, combustion and transportation permits. We have not entered into any binding agreements relating to the foregoing and there is no guarantee that we will be able to enter into such agreements on acceptable terms.

Our inputs will include associated natural gas and residual oil from oil wells, low-BTU gas from marginal wells, vented gas from storage tanks and remote critical mineral ores such as cobalt-rich tailings and virgin ore containing coltan, cassiterite and wolframite aka 3T minerals and gold. In the U.S. Gulf Coast and the Marcellus Shale region in Pennsylvania and Ohio, hundreds of wells still flare or vent gas due to insufficient pipeline capacity. Globally, flared volumes rose to about 148 billion cubic meters in 2023, representing a multibillion-dollar waste of energy. We will enter into contracts with operators and government agencies to capture this gas using portable compression, combustion and refrigeration units. In the DRC we intend to partner with artisanal mining cooperatives to collect both virgin ore and ore-bearing tailings and stranded critical minerals that can be processed or sold through our network. As of this filing we have not yet commenced commercial collection but have begun preliminary testing of capture equipment and are negotiating rights-of-way and permits. Collecting these resources is subject to federal, state, and local regulations governing flaring reduction, royalty ownership and mineral rights, and there are operational risks associated with working in remote areas. Our business may be affected by changes in energy prices, regulatory requirements, security conditions and transportation logistics. In Eswatini, the DRC, and the Caribbean we are exploring the use of mini distributed hydroelectric turbines to harness the kinetic energy of otherwise stranded irrigation and downstream hydroelectric canals. Our first demonstration units will likely be deployed in Eswatini.

The core challenge lies in the inaccessibility of these stranded resources due to infrastructure limitations (no pipelines, roads, or runways), and that's where we create value. By bringing novel approaches and modular technology, we will be able to build local infrastructure that supports a circular economy.

Deploying Modular Microgrids

The propane and diesel produced in processes will fuel small-scale generators and battery-hybrid microgrids for communities, industrial sites and mining operations. We also believe that stranded hydrokinetic energy in irrigation and hydroelectric canals can be harnessed for local microgrids, but will have to perform significant research and development before determining feasibility. We intend to work with public utilities and rural electrification agencies to design off-grid power systems that can operate independently or connect to the main grid. Microgrids powered by our fuels will be offered under long-term power purchase agreements, allowing customers to reduce reliance on expensive imported diesel while improving reliability. We have not entered into any binding agreements relating to the foregoing and there is no guarantee that we will be able to enter into such agreements on acceptable terms.

Blockchain-based Transparency

Eventually, we intend for every inbound resource and outbound product to be recorded on a digital ledger. We believe this blockchain layer would provide traceability from source to sale, enabling governments and buyers to verify the origin of materials, confirm environmental compliance and monitor royalties owed to landowners or community partners. As currently contemplated, we would utilize blockchain technologies to track our resource inputs and outputs, usage, delivery, and related supply chain and operational data, and we believe transparency of this kind is important for ESG reporting. We are also exploring ways in which our outputs,

which would consist of energy that could be stored, could be used to power technology, including blockchain and other computing operations, often in regions with limited or unreliable grid infrastructure. This blockchain initiative is a recent and still-developing component of our business plan that arose in the course of discussions with potential customers and suppliers and while developing our business plan, through which we identified a potential need for a means to track our resource inputs and outputs. We do not have any prior experience developing or deploying blockchain technologies and, to the extent we pursue such initiatives, would need to engage a third-party developer or service provider to design, build, and maintain such systems. We are in the beginning phases of exploring what such an undertaking would require, including the scope, cost, and timeline of any deployment, and the amounts allocated to the "Digital Infrastructure (blockchain & IT)" line item in "Use of Proceeds" are estimates only. We have not developed any blockchain technology or smart contract, have not entered into any contract to develop such technology, and may ultimately determine not to pursue such technology. Accordingly, no definitive strategy, agreements, or timeline for any blockchain deployment have been established to date.

Please note that the Company does not have prior experience developing or deploying blockchain technologies and, to the extent it pursues such initiatives, would need to engage a third-party developer or service provider to do so.

Potential Revenue Streams

Our initial and primary revenue focus is the tire and polymer digestor business described above. In addition, during 2026 we intend to expand our revenue-generating capabilities beyond tire and polymer recycling, both organically and through acquisitions, in the manner described below. Each of the potential acquisitions described below would, if pursued, involve a related party and would not be negotiated on an arm's-length basis (other than acquisitions of unaffiliated third parties, where noted). We anticipate that if our Regulation A offering is fully funded, approximately $13,000,000 of the $20,000,000 allocated to acquisitions in that offering would be with a related party. As of this date, except as expressly stated below, we have not entered into any binding agreement, agreed upon any valuation, price, or form of consideration, or commenced formal negotiations with respect to any such acquisition, and there is no assurance that any acquisition will be completed or, if completed, will be on terms favorable to the Company or will generate the anticipated revenue or profitability.

Trend Discovery and its affiliates have funded the development of several technologies and businesses that relate to our contemplated expanded business plan, including technologies relating to (i) accessing and processing stranded critical minerals; (ii) capturing stranded hydrokinetic and solar energy from irrigation and hydroelectric canals; (iii) the chemistry of upcycling polymers; and (iv) acquiring electrical, networking, and digital computing infrastructure. We currently hold the tire and polymer upcycling business and technology, which remains our primary focus. We may seek to acquire one or more of these affiliated technologies or businesses in order to broaden our revenue-generating capabilities, as further described below. Because these technologies and businesses are owned or controlled by Trend Discovery and its affiliates, and because our Chief Executive Officer and sole director, William B. Hoagland, and other related persons hold interests in and serve in various capacities for both the Company and the Trend Discovery entities, any such acquisition would be a related-party transaction not negotiated on an arm's-length basis.

Heavy Crude and Refined Products. With respect to tires and plastics, our initial go-to-market strategy is to transform tires and plastics into heavy crude oil that can be marketed to midstream partners without further upcycling. Over time, we intend to add the capability to upcycle that output into higher-value refined products such as diesel and jet fuel. The commercial-scale digestor we are developing in Phoenix, Arizona is designed to operate, much like a small refinery, across a range of temperature parameters that we believe will allow it both to break down tires and plastics into heavy crude at lower temperatures and to refine heavy crude into diesel and jet fuel at higher temperatures. We have not commenced commercial production, have not

completed or operationalized any commercial-scale digestor, and have not entered into any contract for the sale of heavy crude or refined products. There is no assurance that the digestor will perform as intended, that we will be able to produce heavy crude or refined products at commercial scale, or that we will be able to sell any such products on acceptable terms or at all.

Stranded Oil and Gas (Trend Discovery SPV V). In the third quarter of 2026, we intend to negotiate a definitive agreement to acquire Trend Discovery SPV V, an affiliated entity that holds oil and gas operations located in remote areas of Mississippi and Louisiana. We believe these assets could add revenue and profitability to the Company through the sale of oil and gas. As of this date, we have not entered into any binding agreement, agreed upon any valuation or consideration, or completed formal negotiations with respect to this acquisition. Because Trend Discovery SPV V is an affiliated entity, any such acquisition would be a related-party transaction not negotiated on an arm's-length basis, and there is no assurance that the acquisition will be completed or, if completed, that these assets will generate the anticipated revenue or profitability.

Power Generation and Distribution (PowerLink Eswatini and Emrgy). In the third quarter of 2026, we intend to acquire PowerLink Eswatini Ltd., an affiliated entity that has been conditionally approved for 100 MW of mixed baseload and intermittent power generation in Eswatini. That entity is working with Charles River Associates to finalize the terms of a 100 MW power purchase agreement (the "Eswatini PPA"). We expect it to deploy demonstration equipment to Eswatini in the third quarter of 2026, consisting of mini hydroelectric turbines, solar panels installed above irrigation canals, and our tire and plastic digestor. We believe this opportunity could add revenue and profitability to the Company through payments from Eswatini Electric to the Company under the Eswatini PPA. The mini hydroelectric turbines for the demonstration have been purchased from an unaffiliated third party, Emrgy. We are also exploring the possibility of acquiring Emrgy or, at a minimum, taking over the manufacturing of the turbines from Emrgy in exchange for an investment by Emrgy in the Company, in order to control our supply chain given our anticipated need for a large number of turbines for Eswatini and other projects. As of this date, the conditional approval of the 100 MW allocation remains subject to satisfaction of conditions, the Eswatini PPA has not been finalized or executed, and we have not entered into any binding agreement to acquire PowerLink Eswatini Ltd. or Emrgy, agreed upon any valuation or consideration, or completed formal negotiations. The acquisition of PowerLink Eswatini Ltd. would be a related-party transaction not negotiated on an arm's-length basis. There is no assurance that any of these arrangements will be completed or will generate the anticipated revenue or profitability.

Critical Minerals (DRC and Nigeria). We have been exploring opportunities relating to critical minerals in the Democratic Republic of the Congo and Nigeria, including the access, processing, traceability, and sale of stranded critical minerals. We have not yet determined how we would pursue or structure any such opportunity, including whether it would be effected through an acquisition, merger, management agreement, or other arrangement, and whether any counterparty would be affiliated or unaffiliated. As of this date, we have not entered into any binding agreement, agreed upon any terms, or completed formal negotiations with respect to this pathway, and there is no assurance that we will pursue or complete any transaction or that any such transaction would generate revenue or profitability.

Trend Chemical, LLC. PowerLink's acquisition of Trend Chemical, LLC, an affiliated entity, will allow us to accelerate our R&D and marketability of our tire-derived heavy crude oil. This facility currently processes end of life antifreeze to recycle ethylene glycol that may be used in data center cooling operations. We can expand the processing footprint at this location to include blending. The facility's location in Cleburne, TX makes it ideally situated to sell into a vast refining footprint in the Texas Gulf Coast region.

Operating Plan

Over the next twelve months, assuming sufficient funds are raised from the sale of Shares, we intend to focus primarily on our modular waste digestor technology deployments in the U.S. and abroad, the deployment of

modular technologies in the Marcellus Shale and U.S. Gulf Coast for the harnessing and conversion of stranded hydrocarbons into electricity, and demonstration pilots for stranded critical minerals traceability and sale in the DRC and distributed micro hydrokinetic energy turbines in Eswatini. In addition, during 2026 we intend to evaluate the acquisition of one or more assets, technologies, or businesses that have been incubated or funded by Trend Discovery in order to expand our revenue-generating capabilities beyond tire and polymer recycling.

For our tire digestor technology, the Company estimates that building a warehouse digestor would take approximately two to three months once sufficient capital has been raised. However, the Company intends to build only one warehouse digestor, for its Phoenix warehouse, at this time. Modular units are expected to take three to five weeks to build. The Company anticipates using its prototype digestor to expand operations and become commercially operational in 2027; however, these timelines are estimates only and remain dependent on the Company raising sufficient capital through the Company's securities offerings or otherwise, and actual completion and launch could be materially delayed or may not occur at all.

Significant Relationships

The Company has relationships with several affiliated and non-affiliated entities that have significant relationships with the Company:

- **Trend Discovery, LP and affiliated funds.** Trend Discovery, LP and certain related investment funds are private investment partnerships controlled by our Chief Executive Officer. These funds hold a majority of the Company's outstanding shares and have provided working capital advances to support digestor development. They are passive investors and are not engaged in operating the business. Any future transactions with these funds, including future loans or equity investments, will be on commercially reasonable terms. As of August 28, 2026, Trend Discovery, LP and affiliated funds have advanced approximately $2,495,958 to PowerLink. Trend Discovery, LP and affiliated funds have committed to advance up to $2,500,000 to accelerate growth of PowerLink. The advanced funds have no interest or conversion features. Trend Discovery, LP and affiliated funds will seek repayment on advanced funds after $5,000,000 has been raised. Trend Discovery, LP and affiliates have the right to upsize or downsize the advancement commitment to PowerLink of $2,500,000. To the extent any amount is repaid by the Company to Trend Discovery, LP and its affiliated funds, the Company is without knowledge as to whether Trend Discovery, LP and its affiliated funds will retain the funds for deployment into new opportunities or distribute the funds to its owners. Assuming the current outstanding balance of $ 2,495,958 is repaid, and assuming Trend Discovery, LP distributes the entire amount to its owners, it is anticipated that our Chief Executive Officer would receive approximately $2,322,488.92 (93.05%) of the funds, proportionate to his ownership interest in Trend Discovery, LP.

- **Trend Discovery GP, LLC and Trend Discovery Holdings, LLC.** These entities serve as the general partner and holding company for the Trend Discovery funds. They do not conduct operations but may provide administrative services to the funds.

- **Hy-Poly Recycling LLC.** Hy-Poly is the owner of the patents covering the low-temperature pyrolytic process (the "Hy-Poly Technology") that is the basis of our digestor business. We have an exclusive worldwide license to use the Hy-Poly Technology and related intellectual property under the Hy-Poly License Agreement, in exchange for royalties of 5% of our net operating income (capped at $10 million per year). We continue to honor this license and pay royalties under it because the Hy-Poly Technology is the core intellectual property underlying our digestor business and we intend to continue using it. The Hy-Poly prototype, however, did not perform the way we wanted for our intended commercial-scale operations, in particular with respect to its catalyst. As a result, while we continue to license the underlying Hy-Poly Technology, we have

been exploring and testing other ways to implement that intellectual property at commercial scale, including identifying a better catalyst and overall system to give effect to the Hy-Poly Technology. The GEMCO system described below is the latest iteration of that effort; it is an independent, third-party system that is not related to, affiliated with, or a next-generation version of the Hy-Poly prototype, and we expect it to represent only one iteration of the catalyst and system hardware we may use as we continue to develop and refine our means of implementing the Hy-Poly Technology. Hy-Poly focuses on licensing and does not operate digestors. We do not currently plan to acquire Hy-Poly.

- **United Hands Cooperative (DRC).** United Hands is a planned cooperative of artisanal miners in the Democratic Republic of Congo. We expect to partner with United Hands to supply stranded mineral tailings and to help install microgrids at mining sites. This cooperative is separate from the Company, and our agreements will clarify the division of responsibilities and revenues.

Our Journey

Our journey started three years ago when our Parent, Trend Discovery, had to abandon a drilling project in Mississippi due to a lack of available infrastructure. What was learned at the time is that infrastructure matters and the presence of infrastructure, or the lack thereof, is apparently correlated to socioeconomic levels. Our founders realized that there are hydrocarbons and other critical resources that are stranded because of lack of infrastructure all over the United States and globe, especially in low-income communities where infrastructure doesn’t exist. Secondly, they found severely constrained energy and critical materials supply chains all over the world. Our mission was thus born.

In attempting to solve this problem of stranded resources and no pipeline infrastructure, our founders realized that we were at the intersection of two growth constraints: massive power grid strain and access to critical resources to fuel rapid data center and AI growth. They set out to solve this problem by discovering stranded resources that could be harvested and output into energy and commodities, and ways to do so. Through this process, the Company was organized to develop a process to recycle discarded tires into valuable byproducts, including propane, diesel, and rubber composites, using a thermochemical process. To accomplish this goal, we have focused on the development of a proprietary tire recycling technology we call a digestor.

Our tire digestor is based on the Hy-Poly Digestor—a technology originally developed by Hy-Poly Recycling LLC. In August 2024, we entered into an Exclusive Licensing Agreement with Hy-Poly, granting us the exclusive worldwide rights to utilize the Hy-Poly Digestor technology and all associated intellectual property. This agreement allows us to use Hy-Poly’s patents and proprietary system to process waste tires and plastics and requires us to pay royalties based on our net operating income.

After building a prototype warehouse digestor based on Hy-Poly’s design, we successfully tested its ability to break down waste tires. However, during our development process, we identified a new opportunity to enhance our system’s efficiency and accelerate commercialization. We discovered a new system, the GEMCO System, an industrial tumble vacuum dryer, which we believe offers faster processing times and easier integration than our previous prototype. GEMCO’s system was intended to be the catalyst (machine) to implement the Hy-Poly intellectual property, which we continue to use. In testing the GEMCO system we realized there were still functions we required that were not being satisfied, so we elected to build our own models, beginning with our first modular unit. GEMCO and the models we are building are not a next-generation version of the Hy-Poly prototype. They are iterations of the reactor machine (digestor) being used to effectuate the Hy-Poly technology. As the Company tests new hardware and methodologies, it may license, use, and/or incorporate other technologies, hardware, and/or systems into its digestors.

Although we've shifted our focus to building our own digestors, we continue to honor the terms of the Hy-Poly License Agreement, as we use their intellectual property in our system. We're still required to pay royalties to Hy-Poly for the rights to use the underlying patents.

After demonstrating our technology can upcycle end of life tires and plastics into useable fuels and other commodities, we approached the market at both the state and local level in the United States and abroad. We found in the United States, the supply chain of end-of-life passenger tires is controlled by the large tire installers like Walmart, Costco and Discount Tire to name a few. Those large tire installers send their end-of-life tires mainly to Liberty Tire Recycling. Liberty Tires Recycling repurposes tire shreds for several different use cases. Internationally, especially in Africa, we have found that nobody appears to control end of life tires. Moreover, we have observed that a large portion of Europe's end of life tire supply is apparently finding its way to Africa, especially in the large African cities like Kinshasa, DRC and Lagos, Nigeria. This means there is a large supply of uncontrolled passenger tires throughout Africa.

The PowerLink team has met with the governments of DRC, Nigeria, Uganda, South Africa and Eswatini to discuss installing our demonstration units in each country to address their respective waste problems. Through these iterative conversations we have found many important takeaways. Firstly, these countries each have large populations of people that lack basic access to electricity. Rural areas are the most disconnected electrically of all. Secondly, large African cities have extreme waste issues. There are minimal waste collection and post-collection mechanisms installed in Africa. Therefore, waste builds up throughout the streets, in canals and rivers and ultimately the ocean. Thirdly, these governments lack funds earmarked for projects like this; however, these countries are rich in critical resources, and they are willing to trade critical resources for infrastructure that will solve this problem.

To address these problems, the Trend Discovery team has formed a number of affiliated entities to develop technologies to, among other things, access critical minerals, capture stranded hydrokinetic and solar energy from irrigation and hydroelectric canals, solve the complex chemistry related to upcycling Polymers, to purchase electrical, networking and digital computing infrastructure, and upcycle tires and polymers. The Company was formed to hold the tire and polymer upcycling business and technology, which is the Company's current primary focus.

While our initial focus is tires and polymers, we have found that through the trust that we are building globally as a willing and able partner to find broad energy solutions, we are exposed to several alternative revenue streams stemming from the capture of stranded and waste resources and conversion into value outputs. In 2026, we expect to broaden our focus and revenue generating capabilities. We expect that as Trend Discovery builds out and develops technology through its affiliated entities, we will negotiate to acquire such entities on a deal by deal basis. It is not known at this time which entities we would acquire or on what terms, which will be largely dictated by the results of Trend Discovery's research and development. Through organic growth and acquisitions, we will expand our revenue generating capabilities beyond tires and plastics in 2026.

Competitive Landscape

We compete with several companies that convert waste into fuel and capture output. We may face competition from both established companies and new entrants. Some of our competitors have significantly more resources, including greater financial, technical, and marketing capabilities, which could allow them to develop and market competing products more effectively than we can. Additionally, some competitors may have established customer bases, broader distribution networks, and stronger brand recognition, which could give them a competitive advantage. If we are unable to compete effectively with current or future competitors, or if competitors are able to develop superior products or services at lower costs, our business, financial condition, and prospects may be materially and adversely affected.

Regulatory Compliance

The Company is subject to and affected by the laws and regulations of the federal, state, and local governmental authorities in the jurisdictions in which we operate, including those relating to data collection, energy generation and consumption, blockchain, government contractors, and ESG businesses. These laws and regulations are subject to change.

Employees

We currently have a staff of 1 full time employee and no part time employees. Administrative and operational services may be provided by persons employed by or contracted with Trend Discovery GP, LLC and Trend Discovery Holdings, LLC, for which such entities will be reimbursed by the Company.

Litigation

From time to time, the Company may be involved in a variety of legal matters that arise in the normal course of business. The Company is not currently involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Ongoing Reporting

Following the first sale of the Securities in our initial Regulation CF offering, the Company was obligated to file a report electronically with the Securities and Exchange Commission ("**Commission**" or "**SEC**") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at *www.powerlinkdigitalpartners.com*. The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

The instant Annual Report was due on April 30, 2026, and is therefore delinquent. The Company has no other delinquent filings.

We are required to keep appropriate books of the business at our principal offices. The books will be maintained for both tax and financial reporting purposes on a basis that permits the preparation of financial statements in accordance with U.S. GAAP. For financial reporting purposes and tax purposes, the fiscal year and the tax year align with the calendar year end, unless otherwise determined by our Board of Directors in

accordance with the Internal Revenue Code. We will file with the SEC periodic reports as required by applicable securities laws.

OFFICERS AND DIRECTORS OF THE COMPANY

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Position	Age	Term of Office
William B. Hoagland	Chief Executive Officer, Treasurer, Secretary, and Director (Chairman)	43	June 2024-Present

William B. Hoagland

William B. Hoagland founded the Company in June 2024, at which time he began serving as its Chief Executive Officer, Treasurer, Secretary and sole director. Mr. Hoagland currently oversees the Company's operations and will continue to do so with the Company's anticipated growth.

Mr. Hoagland previously served as the Chief Financial Officer of Ecoark Holdings, Inc. ("**Ecoark**"), a diversified holding company then focused on the retail, agriculture, food service, commercial real estate and architecture, engineering and construction end markets, from May 2019 to November 2021. Ecoark acquired Trend Discovery Holdings, LLC ("Trend Discovery Holdings"). Mr. Hoagland served Trend Discovery Holdings from 2022 to August 2025 as Head of Corporate Development. In this role, Mr. Hoagland was responsible for formulating and executing long-term strategic growth initiatives, identifying venture capital investment opportunities in high-growth markets, establishing and managing strategic partnerships and alliances, and overseeing corporate restructurings, mergers, and acquisitions.

Prior to his roles at Ecoark, Trend Discovery Holdings, and Trend Discovery Capital Management, Mr. Hoagland spent six years as a Senior Associate at Prudential Global Investment Management (PGIM) from 2004 to 2010, working in both its New Jersey and London offices. Mr. Hoagland has also contributed to teams within entities that subsequently became public companies, including US Silica Holdings, Inc. (NDAQ:SLCA, a company which later became private in 2024) and Engility Holdings, Inc. (NYSE:EGL).

Mr. Hoagland holds a Chartered Financial Analyst designation and earned a Bachelor of Science degree in Economics from Bucknell University.

Advisors to the Company

The Company works with a group of six senior professionals (the "Advisors"), each of whom is engaged or employed by Trend Discovery, GP or its affiliates rather than directly by the Company. Although the Advisors are not officers, directors, or employees of the Company, they provide strategic insight, industry knowledge, and operational support to the Company. Because the Company does not currently have employees other than its sole officer, it relies on the Advisors and other consultants to perform substantially all of its operational, financial planning, hardware development, and business development functions until completion of the Company's securities offerings. All of the Advisors are engaged under written consulting or advisory agreements with, and are paid by, Trend Discovery, GP or its affiliates; the Company does not contract with or pay the Advisors directly. The Advisors' services are made available to the Company under the administrative and support arrangements described under "Description of Business-Employees," for which such entities will be reimbursed by the Company. These agreements generally have fixed initial terms (typically ranging from three to twelve months) and provide for monthly cash fees that currently range from

approximately $2,000 to $20,000 per Advisor. In some cases, a portion of an Advisor's compensation has been accrued rather than paid in cash, or has been settled through the grant of general partner carried interest in a Trend Discovery fund. Only those Advisors identified in this section as expected to transition to full-time employees of the Company, and any other consultants specifically named in this Annual Report, are currently expected to continue providing services to the Company; the remaining engagements are short-term in nature or relate to persons who are no longer performing services for the Company. Those Advisors expected to transition to full-time employees of the Company would do so upon SEC qualification of the Company's securities offerings or a post-qualification amendment, at annual salaries currently expected to range from approximately $100,000 to $300,000; any such employment arrangements have not yet been documented and remain subject to the Company raising sufficient funds. The agreements are generally terminable by the parties and do not obligate the Company to make any material minimum payments. The following individuals are Advisors:

Dan Koehler - Mr. Koehler is an experienced executive and entrepreneur with a focus on digital infrastructure, executive operations, and emerging technologies. He currently leads operations driving scalable crypto mining solutions and innovations in sustainable energy.

Gene Taylor - Mr. Taylor brings over 30 years of experience in U.S. and geopolitical business strategy, capital formation, and execution across a wide range of industries. He specializes in translating organizational vision into actionable strategy, with a focus on business development in complex and underserved markets.

Michael Pollack - Mr. Pollack brings nearly 35 years of experience in public accounting and strategic consulting, having advised more than 100 publicly traded companies and over 250 private firms. His expertise spans capital financing, debt refinancing, development restructuring, strategic repositioning, and private placement offerings.

Britt Swann - Mr. Swann performs financial modeling, planning, and budgeting, as well as overseeing special projects, including financial underwriting for new ventures. From 2017 to 2023, he led finance and corporate development for the Vantage entities, overseeing capital structuring, forecasting, budgeting, and investor relations.

Jeff Fehlan - Mr. Fehlan brings over 40 years of hands-on experience in design, engineering, and manufacturing across multiple industries, including civil engineering, aerospace, and semiconductors. For the past 25+ years, he has served in design, engineering, and director roles, supporting complex operations in the aerospace and semiconductor sectors.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Nevada law and the Company's Bylaws. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

PRINCIPAL SECURITY HOLDERS

The table below lists the beneficial owners of 20% or more of the Company's outstanding voting equity securities as of June 5, 2026, calculated on the basis of voting power.

Title of class	Name and address of beneficial owner	Amount of beneficial ownership	Amount of beneficial ownership acquirable	Percent of class[1]	
Common Stock	Trend Discovery, LP [2]	4,637,501	0	34.98	%
Common Stock	Trend Discovery II, LP [3]	7,950,001	0	60.97	%
Series A Preferred Stock	Trend Discovery, LP	5,000	0	100.00	%

(1) Percentage is rounded up to the nearest tenth digit.

(2) William B. Hoagland is the supermajority owner of Trend Discovery, LP, owning 93.05% of the limited partnership interests in this entity.

(3) Ray Ebert has beneficial ownership over the shares held by Trend Discovery II, LP. Ray Ebert is the managing member of Trend Discovery GP I LLC, the general partner of this entity.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in the Company's securities offerings unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.

Risks Related to the Company's Business and Industry

The amount of capital the Company is attempting to raise in the Company's securities offerings is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds from exempt securities offerings. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an investor to lose all or a portion of their investment. If we are able to raise additional capital it may be on terms different than or more favorable than those hereby offered, which could dilute investors' interests in the Company. Specifically,

we intend to conduct multiple offerings under several securities exemptions under the Securities Act in the next twelve months, any of which offerings could dilute investors or contain terms investors deem more favorable than those offered in the Company's securities offerings.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of many factors, including the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, it may materially harm our business, financial condition, and results of operations.

We depend heavily on our officers and key employees, and turnover of such personnel could harm our business.

Our business and results of operations depend in significant part upon our executives. If we lose their services or if they fail to perform in their current positions, or if we are not able to attract and retain skilled personnel to replace employees as needed, our business could suffer.

We may change our business strategy without stockholder consent, which may result in riskier operations than our current operations.

We may change our business strategy and guidelines at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, the investments described in this Annual Report. A change in our business strategy could expose us to unknown risks.

We and our auditors have concluded there is substantial doubt about our ability to continue as a going concern.

Our historical financial statements have been prepared under the assumption that we will continue as a going concern. Our audit firm has expressed substantial doubt about our ability to continue as a going concern and the audit report for our 2025 financial statements contains a going concern opinion. Our ability to continue as a going concern is dependent upon our ability to obtain additional equity financing or other capital, attain further operating efficiencies, reduce expenditures, and, ultimately, generate revenue. The doubt regarding our potential ability to continue as a going concern may adversely affect our ability to obtain new financing on reasonable terms or at all. Additionally, if we are unable to continue as a going concern, our stockholders may lose some or all of their investment in the Company.

We are an early-stage, pre-revenue company with a limited operating history, which makes it difficult to evaluate our business and prospects.

We were incorporated in 2024, are in a pre-revenue stage of development, and have not commenced revenue-generating operations or generated any revenue to date. As a result, we have no meaningful operating history upon which investors can evaluate our business, financial performance, or prospects. Our operations are subject to all of the risks, expenses, delays, and difficulties frequently encountered in establishing a new business enterprise, many of which are beyond our control. Our limited history makes it difficult to forecast operating results, manage growth, and predict whether and when we will achieve commercial deployment of our technology, generate revenue, or attain profitability. Investors should understand that an investment in an early-stage business is significantly riskier than an investment in a company with an established operating history, and we may never achieve revenues or profitability. If we are unable to successfully execute our business plan, our financial condition will be materially and adversely affected and investors may lose some or all of their investment.

We currently depend on funding advances from Trend Discovery, LP and its affiliates, which are under no binding obligation to continue funding us.

To date, our operations have been funded in substantial part by advances from Trend Discovery, LP and affiliated funds, which are controlled by our Chief Executive Officer and sole director, William B. Hoagland. As of August 28, 2026, Trend Discovery, LP and affiliated funds had advanced approximately $2,495,958 to the Company, and have committed to advance up to $2,500,000, although they retain the right to upsize or downsize that commitment. These advances are not documented by definitive written agreements, bear no interest, and have no fixed maturity date, and Trend Discovery, LP may change the terms on which it provides funding (including by demanding interest, fixed repayment dates, or equity or promissory notes of the Company), or may terminate advances entirely, in its sole discretion. There is no assurance that Trend Discovery, LP or its affiliates will continue to advance funds to us on favorable terms or at all. If such funding is reduced or discontinued and we are unable to raise sufficient proceeds in the Company's securities offerings or from other sources, we may be unable to fund our operations or execute our business plan, and our financial condition and ability to continue as a going concern would be materially and adversely affected.

Disruptions in our distribution networks or in the supply of feedstock could materially and adversely impact our business.

Our anticipated business will depend on reliable access to feedstock—principally end-of-life tires and other waste materials—as well as functioning distribution networks for the propane, diesel, rubber, steel, and other products we expect to generate. We do not currently have binding supply or offtake agreements, and we will rely on relationships with municipalities, waste haulers, tire retailers, and foreign governments that have not yet been formalized. Any interruption in the supply of feedstock, or in the distribution networks for our anticipated products—whether due to logistics constraints, inflationary cost pressures, regulatory changes, loss of key relationships, political instability in foreign markets, or other factors—could reduce the volume of products we are able to process and sell, increase our operating costs, and reduce any margins we may achieve. Because reliable supply and distribution are critical to generating revenue, any such disruption could have a material adverse effect on our business, financial condition, and results of operations.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our systems or products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of our products. A disruption, infiltration, or failure of our information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents could cause breaches of data security, loss of critical data, and performance delays, which in turn could adversely affect our business.

Protection of electronically stored data and other cybersecurity is costly, and if our data or systems are materially compromised in spite of this protection, we may incur additional costs, lost opportunities, damage to our reputation, disruption of service or theft of our assets.

We maintain information necessary to conduct our business, including confidential and proprietary information as well as personal information regarding our customers and employees, in digital form. We also use computer systems to develop our products and services and operate our businesses. Data maintained in digital form is subject to the risk of unauthorized access, modification, exfiltration, destruction or denial of access and our computer systems are subject to cyberattacks that may result in disruptions in service. We use many third-party systems and software, which are also subject to supply chain and other cyberattacks. Identifying and mitigating cyber risks is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Accordingly, despite our efforts, the risk of unauthorized access, modification, exfiltration, destruction, or denial of access with respect to data or systems and other cybersecurity attacks cannot be eliminated entirely, and the risks associated with a potentially material incident remain. In addition, we provide some confidential, proprietary, and personal information to third parties in certain cases when it is necessary to pursue business objectives. While we obtain assurances that these third parties will protect this information and, where we believe appropriate, monitor the protections employed by these third parties, there is a risk the confidentiality of data held by third parties may be compromised.

If our information or cyber security systems or data are compromised in a material way, our ability to conduct our business may be impaired, we may lose profitable opportunities or the value of those opportunities may be diminished and as described above, we may lose revenue. If personal information of our customers or employees is misappropriated, our reputation with our customers and employees may be damaged resulting in loss of business or morale, and we may incur costs to remediate possible harm to our customers and employees or damages arising from litigation and/or to pay fines or take other action with respect to judicial or regulatory actions arising out of the incident. Insurance we obtain may not cover losses or damages associated with such attacks or events. Our systems and the systems of third parties with whom we engage are continually attacked.

Failure to comply with federal, state and international laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, could adversely affect our business and our financial condition.

A variety of federal, state and international laws and regulations govern the collection, use, retention, sharing, export and security of personal information. We also may choose to comply with, or may be required to comply with, self-regulatory obligations or other industry standards. Laws and regulations relating to privacy, data protection and consumer protection are evolving and subject to potentially differing interpretations, and laws providing for new privacy and security rights and requirements may overlap with each other, and may be enacted or come into effect in different jurisdictions. These requirements may be enacted, interpreted or applied in a manner that is inconsistent from one jurisdiction to another or in a manner that conflicts with other rules or our practices. As a result, some of our practices may be in conflict, or may not comply in the future with all such evolving laws, regulations, requirements and obligations. Any failure, or perceived failure, by us to comply with any federal, state or international privacy or consumer protection-related laws, regulations, regulatory guidance, orders to which we may be subject or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand and business, and may result in claims, proceedings or actions against us by governmental entities or others, including claims for statutory damages asserted on behalf of purported classes of affected persons or other liabilities or require us to change our business practices, including changing, limiting or ceasing altogether the collection, use, sharing, or transfer of data relating to customers, which could materially adversely affect our business, financial condition and operating results.

The Company is not subject to Sarbanes-Oxley regulations.

The Company does not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company.

Additionally, if it were necessary to implement an internal control infrastructure that would meet the standards of the Sarbanes Oxley Act of 2002, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company's Board of Directors and executives have significant flexibility with regard to the Company's operations and investments.

The Company's agreements and arrangements with its management have been established by the Board of Directors and are not on an arm's-length basis. The Board of Directors and our executives have considerable discretion with respect to all decisions relating to the terms and timing of transactions.

The liability of the management is limited.

As a result of certain exculpation and indemnification provisions in the Articles of Incorporation and Bylaws, the Company's Board of Directors and officers may not be liable to the Company or its investors for errors of judgment or other acts or omissions not constituting fraud, intentional misconduct, criminal act, or gross negligence. A successful claim for such indemnification would deplete the assets of the Company by the amount paid.

The borrowing of funds increases the risks of adverse effects on the Company's financial condition.

The Company may incur certain indebtedness with debt financing to raise that capital. Payments of principal and interest will reduce cash available for distribution and/or reserve funds set aside for contingencies. If variable rate debt is incurred, increases in interest rates would increase interest costs, which would reduce the Company's returns. If the Company is unable to obtain such financing, that failure to do so may have a material and adverse effect on the Company's operations. In such an event, investors could lose some or all of their investments.

Economic conditions in the current period of disruption and instability could adversely affect our ability to access the capital markets, in both the near and long term, and thus adversely affect our business and liquidity.

The current economic conditions related to inflation and instability have had, and likely will continue to have for the foreseeable future, a negative impact on the capital markets. Even if we can raise capital, it may not be at a price or on terms that are favorable to us. We cannot predict the occurrence of future disruptions or how long the current conditions may continue.

Current uncertainty in global economic conditions could adversely affect our revenue and business.

Geopolitical tensions, as well as the related international response, have caused inflationary pressures, including causing increases in the price for goods and services and exacerbated global supply chain disruptions, which have resulted in, and may continue to result in, shortages in materials and services and related uncertainties. Such shortages have resulted in, and may continue to result in, cost increases for labor, fuel, materials and services, and could continue to cause costs to increase, and also result in the scarcity of certain materials. We cannot predict any future trends in the rate of inflation or volatility spill-over effects between international financial markets, or other negative economic factors or associated increases in our operating

costs and how that may impact our business. To the extent we are unable to recover higher operating costs resulting from inflation or otherwise mitigate the impact of such costs on our business, our revenues and gross profit could decrease, and our financial condition and results of operations could be adversely affected. Supply chain disruptions could represent a challenge for the company which may have a material adverse effect in the Company's operations.

Failure to effectively manage our expected growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.

Our expected growth could place a strain on our managerial, operational and financial resources. Any further growth by us, or any increase in the number of our strategic relationships, will increase the strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to implement our business plan and could have a material adverse effect on our financial condition, business prospects and operations and the value of an investment in our company.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern the Company's relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our business plan is speculative.

We have not generated any revenues or profits to date. Our present business and planned business are speculative and subject to numerous risks and uncertainties, including those described elsewhere in this section. There is no assurance that the Company will generate any revenues or profits, or that an investor will realize any return on an investment in our Shares.

Our expenses could increase without a corresponding increase in revenues.

Our operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on our financial results and on your investment. Factors which could increase operating and other expenses include but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, and (5) increases in borrowing costs.

Our bank accounts will not be fully insured.

The Company's regular bank accounts and the escrow account for the Company's securities offerings each have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of the Company's banks should fail, we may not be able to recover all amounts deposited in these bank accounts.

***Our operating plan relies in large part upon assumptions and analyses developed by the Company. If these assumptions or analyses prove to be incorrect, the Company's actual operating results may be materially different from our forecasted results*.**

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company's control, including, but not limited to:

- whether the Company can obtain sufficient capital to sustain and grow its business;
- our ability to manage the Company's growth;
- whether the Company can manage relationships with key vendors and advertisers;
- demand for the Company's products and services;
- the timing and costs of new and existing marketing and promotional efforts and/or competition;
  the Company's ability to retain existing key management, to integrate recent hires and to attract,
- retain and motivate qualified personnel;
- the overall strength and stability of domestic and international economies.

Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

Our operations may not be profitable.

The Company may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our business. As a result, we may experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable.

Our business model is evolving.

Our business model is likely to continue to evolve. Accordingly, our initial business model may not be successful and may need to be changed. Our ability to generate significant revenues will depend, in large part, on our ability to successfully market our products to potential users who may not be convinced of the need for our products and services or who may be reluctant to rely upon third parties to develop and provide these products. We intend to continue to develop our business model as the Company's market continues to evolve.

The Company needs to increase brand awareness.

Due to a variety of factors, our opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of the Company's brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in the Company's market increases. Successfully promoting and positioning our brand, products and services will depend largely on the effectiveness of our marketing efforts. Therefore, we may need to increase the Company's financial commitment to create and maintain brand awareness. If we fail to successfully promote our brand name or if the Company incurs significant expenses promoting and maintaining our brand name, it will have a material adverse effect on the Company's results of operations.

***We face significant competition that could negatively impact our revenues*.**

Our industry is competitive. Increased competition could result in decreased revenues, increased marketing expenditures, and/or loss of market share. These and other competitive factors could materially and adversely affect the Company's results of operations.

***Our employees may engage in misconduct or improper activities*.**

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our reputation.

We may expend our limited resources to pursue a particular product and may fail to capitalize on products that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we must focus our efforts on particular research programs and products. As a result, we may forego or delay pursuit of opportunities with other products that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. If we do not accurately evaluate the commercial potential or target market for a particular product, we may relinquish valuable rights to that product through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product. Any such failure to properly assess potential products could result in missed opportunities and/or our focus on products with low market potential, which would harm our business and financial condition.

If we are unable to obtain, maintain and protect our intellectual property rights in our proprietary technology, our ability to compete could be negatively impacted.

Our licensed proprietary intellectual property is vital to our business. The market for our products depends to a significant extent on the value associated with our product design, our proprietary technology, brands, and our intellectual property. We rely on confidentiality procedures and contractual restrictions, to establish and protect our intellectual property or other proprietary rights. However, these laws, procedures and restrictions provide only limited and uncertain protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated, including by counterfeiters. The costs required to protect our proprietary intellectual property may be substantial.

To protect or enforce our intellectual property and other proprietary rights, or to determine the enforceability, scope or validity of the intellectual or proprietary rights of others, we may initiate litigation or other proceedings against third parties. Any lawsuits or proceedings that we initiate could be expensive, take significant time and divert management’s attention from other business concerns. Litigation and other proceedings also put our intellectual property at risk of being invalidated, or if not invalidated, may result in the scope of our intellectual property rights being narrowed. We may provoke third parties to assert claims against us. We may not prevail in any lawsuits or other proceedings that we initiate, and the damages or other remedies awarded, if any, may not be commercially valuable. The occurrence of any of these events may have a material adverse effect on our business, financial condition and results of operations.

Our business model depends on our ability to operate without infringing, misappropriating or otherwise violating the trademarks, copyrights and proprietary rights of other parties.

Our business model and results of operations depend at least in part on our ability to operate without infringing, misappropriating or otherwise violating the trademarks, copyrights and other proprietary rights of others. However, we cannot be certain that the conduct of our business does not and will not infringe, misappropriate or otherwise violate such rights. Many companies have employed intellectual property litigation to gain a competitive advantage, and to the extent we gain greater visibility and market exposure, we may also face a greater risk of being the subject of such litigation. For these and other reasons, third parties may allege that our products or other activities infringe, misappropriate or otherwise violate their trademark, copyright or other proprietary rights. Defending against allegations and litigation could be expensive, take significant time, divert management's attention from other business concerns, and delay getting our products to market. In addition, if we are found to be infringing, misappropriating or otherwise violating third-party trademark, copyright or other proprietary rights, we may need to obtain a license, which may not be available on commercially reasonable terms or at all, or may need to redesign or rebrand our products, which may not be possible. We may also be required to pay substantial damages or be subject to a court order prohibiting us from engaging in certain activities. Any claims of violating others' intellectual property, even those without merit, could therefore have a material adverse effect on our business, financial condition and results of operations.

Our business is highly dependent on the efforts and dedication of our officers and other employees, and the loss of one or more key employees, or our inability to attract and retain qualified personnel, could adversely affect our business.

Our officers and employees are at the heart of all of our business efforts. It is their skill, creativity and hard work that drive our success. In particular, our success depends to a significant extent on the continued service and performance of our senior management team, including our Chief Executive Officer. We are highly dependent on his creative talents and relationships, and believe he is integral to our business. The loss of any member of our senior management team, or of any other key employees could impair our ability to execute our business plan and could therefore have a material adverse effect on our business, financial condition and results of operations. We do not currently maintain key man life insurance policies on any member of our senior management team or on our other key employees.

Use of social media may materially and adversely affect our reputation or subject us to fines or other penalties.

We may rely on our online presence to reach consumers and use third-party social media platforms as marketing tools. As social media platforms continue to rapidly evolve, we must continue to maintain a presence on these platforms and establish presences on new or emerging popular social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools, our ability to acquire new consumers and our financial condition may suffer. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have a material adverse effect on our business, financial condition and result of operations.

Litigation or legal proceedings could expose us to liabilities.

We may in the future become party to litigation claims and legal proceedings. We face litigation risks regarding a variety of issues, including without limitation, copyright infringement, allegations against us, alleged violations of federal and state labor and employment laws, securities laws, and other matters. These proceedings may be time consuming, expensive and disruptive to normal business operations. The defense of such lawsuits could result in significant expense and the diversion of our management's time and attention from the operation of our business. Costs we incur to defend or to satisfy a judgment or settlement of these claims may not be covered by insurance or could exceed the amount of that coverage or increase our insurance

costs and could have a material adverse effect on our financial condition, results of operations, liquidity and cash flows.

Product liability claims may subject the Company to increased costs.

We may be subject to product liability claims in the future. Although the Company has not experienced any material losses due to product liability claims to date, it may be a party to product liability claims in the future and incur significant costs in their defense. Product liability claims often create negative publicity, which could materially damage the Company's reputation and its brands. Although the Company maintains insurance, its coverage may be inadequate to cover any liabilities it may incur.

Our business is subject to government regulation in various areas, and the increasing costs of compliance efforts, as well as any potential non-compliance, could adversely impact our business.

We are subject to laws and regulations affecting our operations in a number of areas, including consumer protection, labor and employment, data privacy, product safety, and environmental. Compliance with these and similar laws and regulations may require significant effort and expense, and variances and inconsistencies in requirements among jurisdictions may exacerbate this effort and expense. Multiple jurisdictions may claim that the Company is required to do business as a foreign corporation in one or more of those jurisdictions. Failure to qualify as a foreign corporation in a jurisdiction where the Company is required to do so could subject it to taxes and penalties. States or foreign governments may charge the Company with violations of local laws. The time and expense of compliance with existing and future regulations could, in the aggregate, adversely affect our results of operations, limit our product and service offerings in one or more regions, constrain our marketing efforts, or otherwise cause us to change or limit our business practices. Any new law or regulation, or the application or interpretation of existing laws, may adversely impact our growth and operations.

Our business model will depend on our ability to decompose waste (initially tires) and repurpose waste into usable products. If a viable substitute technology to such our recycling methods emerges and gains market acceptance, our business, financial condition and results of operations will be materially and adversely affected. Furthermore, our failure to keep up with rapid technological changes and evolving industry standards within the recycling market may adversely affect our financial performance.

If successfully constructed, developed, and commercially deployed, Digestors will be used to decompose tires into sellable propane, diesel, steel, and rubber resulting from that decomposition. Some companies in the tire recycling industry may be simultaneously researching and developing alternative recycling technologies. If any viable substitute processes to the low-temperature pyrolytic tire recycling process we use or other technologies develop to be more efficacious, our business, financial condition and results of operations may be materially and adversely affected. We will face similar risks with other technologies we develop, acquire or deploy for converting waste and stranded natural resources to energy and commodities.

Our ability to adapt to evolving industry standards and anticipate future standards will be a significant factor in maintaining and improving our competitive position and our prospects for growth. However, our efforts may not lead to improved financial performance. On the other hand, our competitors may improve their technologies or even achieve technological breakthroughs which may adversely impact our ability to compete and adversely impact our financial performance. Our failure to effectively keep up with rapid technological changes and evolving industry standards may negatively impact our ability to generate revenue.

Uncontrollable factors may affect the demand for the propane, diesel, rubber, and steel composites we envision generating from anticipated tire recycling digestors, which in turn may materially and adversely impact our financial performance.

Our financial performance significantly depends upon our ability to sell propane, diesel, and rubber composites which we envision generating from the anticipated tire recycling digestors described in this Annual Report. The demand for propane may be influenced by factors such as weather patterns, agricultural needs of end users, and petrochemical industry requirements, to name some. The demand for diesel may be influenced by broader economic trends as well as seasonal changes as well as level of industrial activity, to name some factors. Rubber demand may be influenced by factors such as performance of the automobile industry, natural rubber production, and activity in rubber application sectors. Steel demand may be influenced by factors such as economic conditions, energy prices, raw material costs, and currency exchange rates, amongst other things. We cannot control such factors affecting demand for propane, diesel, rubber, and steel. If demand decreases at such levels as would make us unable to sell enough propane, diesel, rubber, and steel composites generated by our anticipated tire recycling digestors, our financial performance will be adversely impacted. We cannot assure that there will be sufficient demand for the propane, diesel, rubber, and steel composite byproducts generated by our anticipated recycling digestors in the future.

We do not currently have any customers.

As of the date of this Annual Report, we have not generated any products anticipated to be a source of our revenue. We do not currently have any customers. Although we anticipate potential future clients to be large-scale industrial users of diesel and propane, construction companies interested in rubber composites, steel wholesalers, governments, and blockchain companies, we cannot assure that we will secure such clients. Additionally, we cannot assure that customer demand for these products will be at levels sufficient to establish and maintain profit. If we fail to secure sufficient customers in the future, our financial performance will be negatively impacted and we may be unable to continue as a going concern.

The recycling business presents numerous work and health hazards, which may adversely impact our financial performance.

There are many occupational hazards associated with the recycling business. Employees we hire in the future can be exposed to fire hazards, airborne irritants, hearing damage from the noise generated from recycling, and hazards associated with large moving vehicles in the work vicinity, amongst other things. We cannot provide assurance that we can completely mitigate these risks for future employees we hire (assuming sufficient proceeds are raised in the Company's securities offerings), which risks may harm our business and financial performance. We may also have to incur additional costs to guard against these hazards, which may reduce the amount of financial resources we can allocate to other aspects of our business.

We will need to incur significant operating costs in the near future and cannot assure that we can recoup these potential costs to continue operating profitably or as a going concern.

We expect to incur significant operating costs, particularly for the construction of Digestors, operational costs, leases for real property, and various overhead costs. We cannot guarantee a return on our monetary investments into these items. If we fail to recoup these costs, our financial performance will be adversely affected and there is a material risk we cannot continue as a going concern.

We operate within a market sector that is still developing, and we cannot guarantee that we will establish and maintain a robust financial position in order to become profitable.

Our business operates in the tire recycling sector, which is still developing and has few competitors. There is uncertainty as to how this sector will develop in the future and which competitors will emerge, if any. There is also uncertainty as to market conditions in this sector. These uncertainties mean we cannot guarantee that

we will perform at the financial level needed to become profitable. Any failure on our part to maintain a robust financial position could adversely affect our ability to become profitable.

Strikes and other union activity may negatively impact our financial performance.

The services of engineers, designers, researchers and other talent, trade employees and others that we engage in the future may be subject to collective bargaining agreements. If we are unable to renew expiring collective bargaining agreements in the future, the affected unions could respond with strikes or work stoppages. Such actions, as well as significant labor disputes and higher costs associated with the negotiation of collective bargaining agreements, could adversely affect our business by causing delays in production and in release dates or by reducing our products' profit margins.

Compliance with SEC reporting under Regulation CF and Regulation A could be costly, and our management will be required to devote substantial time to the compliance requirements of those regulations.

Compliance with Regulation A could be costly and will require legal and accounting expertise. If and when we qualify a Form 1-A for our anticipated Regulation A offering, we will be obligated to file an annual report on Form 1-K, a semiannual report on Form 1-SA, and current reports on Form 1-U.

Compliance with Regulation CF could be costly and will require legal and accounting expertise. Following the first sale of the Securities in reliance on Regulation CF, we will be obligated to file an annual report on Form C-AR with the SEC, and post it on our website, no later than 120 days after the end of each fiscal year, and to file a termination of reporting on Form C-TR when our reporting obligations under Regulation CF conclude.

Our legal and financial staff may need to be increased in order to comply with these Regulations. Compliance with Regulation CF and Regulation A will also require greater expenditures on outside counsel, outside auditors, and financial printers in order to remain in compliance. Failure to remain in compliance with these regulations may subject us to sanctions, penalties, and reputational damage and would adversely affect our results of operations.

We have been delinquent in filing an ongoing annual report required under Regulation CF, which could affect our eligibility to conduct the Company's securities offerings and could subject us to regulatory consequences.

Following our prior offering conducted in reliance on Regulation CF, we became subject to the ongoing reporting requirements of Rule 202 of Regulation CF, including the obligation to file an annual report on Form C-AR with the SEC, and post it on our website, no later than 120 days after the end of each fiscal year. We did not timely file one or more of these required annual reports. Under Rule 503(b) and related provisions of Regulation CF, an issuer is not eligible to rely on the Section 4(a)(6) exemption to offer or sell securities if it has not filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required during the two years immediately preceding the filing of this Form C, unless and until such delinquency is cured. If our prior delinquency is determined not to have been cured prior to the commencement of the Company's securities offerings, we may be ineligible to conduct the Company's securities offerings, in which case investment commitments could be canceled and committed funds returned, and we could be subject to regulatory inquiry, enforcement action, penalties, or rescission rights, any of which could materially and adversely affect our business, financial condition, and the Company's securities offerings.

If we become a public reporting Company in the future, we will be required to publicly report on an ongoing basis as an "emerging growth Company" and will be subject to less rigorous public reporting requirements and cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Common Stock less attractive to investors.

If we become a public reporting Company in the future, we will be required to publicly report on an ongoing basis as an "emerging growth Company" (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an "emerging growth Company," we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not "emerging growth companies," including, but not limited to: not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act; being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards, which allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period, and this election is irrevocable. As a result, our financial statements may not be comparable to those of companies that comply with new or revised accounting standards as of public company effective dates. We will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period; or (iv) the date on which we are deemed to be a "large accelerated filer" under the rules of the SEC. We cannot be certain whether investors will find our Common Stock less attractive because we may rely on these exemptions. If some investors find our Common Stock less attractive as a result, there may be a less active trading market (if any develops) for our Common Stock and the price of our Common Stock may be more volatile.

Third-party claims of intellectual property infringement may prevent, delay or otherwise interfere with our product discovery and development efforts.

Our commercial success depends in part on our ability to develop, manufacture, market and use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation, *inter partes* review, post grant review, and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that our products and/or proprietary technologies infringe, misappropriate or otherwise violate their intellectual property rights.

The Company's energy storage and distribution systems are key to its business model, and if they fail or underperform, it could lead to significant delays or operational failures.

Our business model contemplates capturing stranded and waste energy and using it to power blockchain, AI, and other computing systems, often in regions with limited or unreliable grid infrastructure. Efficient energy storage and distribution are therefore critical to our anticipated operations. The energy storage and distribution technologies we intend to deploy are capital-intensive, technically complex, and have not been proven at commercial scale within our business. If these systems fail, underperform, are delayed, or prove more costly than anticipated, or if we are unable to integrate them effectively with our energy conversion and computing operations, we could experience significant delays, operational failures, increased costs, and an inability to deliver energy or services to customers. Any of the foregoing could materially and adversely affect our business, financial condition, and results of operations.

Changes in energy, blockchain, and AI regulations could increase compliance costs or disrupt the Company's business model, particularly in emerging markets.

We intend to operate across multiple jurisdictions-including the United States and various emerging markets in Africa, the Caribbean, and Latin America-each of which has its own evolving regulatory framework governing energy production and distribution, environmental matters, blockchain and digital assets, and artificial intelligence. These regulatory environments are subject to rapid and unpredictable change, and requirements may be inconsistent or conflicting from one jurisdiction to another. New or changed laws, regulations, taxes, licensing requirements, or restrictions-or new interpretations of existing ones-could substantially increase our compliance costs, delay or prevent the deployment of our technology in certain regions, require us to modify our business model, or expose us to fines, penalties, or operational halts. Our limited resources may make compliance across multiple jurisdictions particularly burdensome. Any of the foregoing could materially and adversely affect our business, financial condition, and results of operations.

Our ability to scale depends on securing permits, building infrastructure, and maintaining relationships with local governments and communities, and delays or failures in these areas could significantly hinder our operations.

A significant portion of our anticipated business depends on developing physical infrastructure-including digestors, gathering and processing units, microgrids, and related facilities-in the United States and in small or developing countries that frequently lack established infrastructure. Deploying this infrastructure will require us to obtain numerous permits, approvals, rights-of-way, and licenses from federal, state, local, and foreign governmental authorities, and to satisfy environmental, zoning, construction, and operational requirements that vary by jurisdiction and are subject to change. We may also depend on the cooperation of local governments, landowners, and communities, and we could encounter local opposition, community resistance, or shifting governmental expectations. Any delay or failure in securing required permits or approvals, in constructing or commissioning infrastructure on schedule and within budget, or in maintaining productive relationships with local governments and communities could significantly delay or prevent the deployment of our technology, increase our costs, hinder our ability to scale operations, and have a material adverse effect on our business, financial condition, and results of operations.

Operating in emerging and developing markets exposes us to political, economic, currency, and country-specific risks that could materially and adversely affect our business.

We intend to operate in emerging and developing markets, including in Africa, the Caribbean, and Latin America, which expose us to risks that are greater than, or different from, those associated with operating in the United States. These risks include political and social instability, civil unrest, changes in government or government policy, expropriation or nationalization of assets, corruption, inconsistent or underdeveloped legal systems and limited or unpredictable enforcement of contract and property rights, currency exchange rate volatility, currency controls and restrictions on the repatriation of funds, inflation, high taxation or tariffs, sanctions and trade restrictions, limited or unreliable local infrastructure, supply chain disruptions, and difficulties in market entry. We may have limited recourse if any of these risks materialize, and our limited resources and operating history make us particularly vulnerable to them. Any of these conditions could disrupt or prevent our operations in the affected markets, increase our costs, impair our ability to generate revenue, and have a material adverse effect on our business, financial condition, and results of operations.

The Company's intention to integrate blockchain technology into its operations exposes it to various risks, including the potential for security breaches, network failures, and technological obsolescence.

Blockchain is a relatively new and rapidly evolving technology, and our intended integration of blockchain-based transparency and traceability tools is subject to a number of risks. We have not yet developed any blockchain technology or smart contracts, have not entered into any contract to do so, and may ultimately determine not to pursue such technology. If we do pursue it, the systems we develop or adopt may not perform as expected, may contain undetected defects or vulnerabilities, and could be subject to security breaches, hacking, theft, fraud, network failures, or other disruptions that could compromise data integrity, result in the loss or misuse of sensitive information, and damage our reputation. In addition, blockchain platforms and protocols may become obsolete or be superseded by newer technologies, which could require us to incur significant costs to transition or upgrade our systems or render our prior investments obsolete. Any of the foregoing could harm our operations, reputation, and financial position and could undermine the transparency benefits that are central to our business model.

Regulatory developments related to blockchain technology are still evolving, and future regulations could impact the Company's ability to integrate or use blockchain-based transparency tools.

As the use of blockchain technology becomes more widespread, governments and regulatory bodies around the world are increasingly scrutinizing its applications, particularly in energy markets, financial transactions, and data privacy. The Company may face the risk of sudden regulatory changes, including new taxes, restrictions, or compliance requirements, that could significantly increase the cost of doing business, disrupt operations, or even prevent the Company from utilizing blockchain technology in certain regions. Additionally, some jurisdictions may impose licensing or operational restrictions on blockchain-based systems, which could limit the Company's ability to deploy its technology or force it to alter its business model.

Moreover, if regulators decide to treat blockchain or cryptocurrency-related activities as illegal or heavily regulated in specific countries where the Company intends to operate, it could face operational halts, fines, or other penalties. Regulatory uncertainty surrounding blockchain could also create barriers to attracting investors or partnerships, as potential stakeholders may perceive the regulatory environment as too risky or unpredictable. Furthermore, if the Company is forced to adapt to different regulations in various countries, it could lead to costly legal battles or delays in product deployment, thereby hindering its market entry and expansion plans.

The blockchain network intended to be used by the Company may encounter limitations in transaction throughput, and the environmental impact of running blockchain systems could potentially counteract the environmental benefits the Company aims to achieve.

While blockchain technology offers significant advantages in terms of transparency, security, and decentralization, there are inherent risks related to its scalability and energy consumption. If the blockchain network used by the Company encounters transaction bottlenecks or cannot process a sufficient volume of transactions, it could result in delays, inefficiencies, or the inability to scale operations as anticipated. These limitations could affect the timeliness and reliability of energy trading, data verification, and other processes critical to the Company's business model, potentially damaging its reputation and financial standing.

The environmental impact of maintaining blockchain networks is another significant concern. Many blockchain platforms, especially those utilizing proof-of-work mechanisms, consume large amounts of energy for mining and transaction validation. This consumption could counteract the Company's goals of promoting sustainable and clean energy practices. If the blockchain network's energy consumption exceeds the environmental benefits generated by the Company's energy production model, the Company's environmental credentials could be called into question by regulators, investors, and the public.

Moreover, as the blockchain ecosystem evolves, the Company could face pressure to transition to more energy-efficient blockchain platforms or technologies. However, this transition could involve significant costs and

technical challenges, particularly if the Company has already invested heavily in existing blockchain infrastructure. There is also the risk that new, more environmentally friendly blockchain technologies may not yet be fully tested or widely adopted, which could delay the Company's efforts to adopt more sustainable practices while maintaining operational efficiency.

Our ongoing discussions and anticipated dealings with foreign regulators, vendors, customers, and business partners expose us to heightened legal, contractual, anti-corruption, and tax risks, particularly in less-developed countries.

We have been, and expect to continue to be, in discussions with various foreign regulators, vendors, customers, and business partners, including parties located in emerging and developing markets in Africa, the Caribbean, and Latin America. Conducting business with foreign entities, particularly those in less-developed countries, subjects us to significant risks that are greater than if we limited operations domestically. These risks include difficulty in negotiating, overseeing, monitoring, and enforcing contractual terms with counterparties located in foreign jurisdictions, especially where legal systems may be underdeveloped, inconsistent, or subject to limited or unpredictable enforcement of contract and property rights, and where pursuing remedies may be costly, time-consuming, or impractical. In addition, our dealings with foreign governments, government-affiliated entities, and other third parties expose us to anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act (the "FCPA") and similar laws in other jurisdictions, violations of which can result in substantial civil and criminal fines and penalties, reputational harm, and other sanctions. The risk of violations may be heightened in countries where corruption is more prevalent and where we rely on local agents, partners, or intermediaries whose conduct we may not fully control. We may also be subject to complex, inconsistent, or unexpected foreign taxes, tariffs, withholding requirements, currency controls, sanctions, and trade restrictions, as well as evolving regulatory and licensing requirements, any of which could increase our costs, delay or prevent our operations, or expose us to penalties. Our limited resources and operating history make us particularly vulnerable to these risks, and any failure to manage them effectively could have a material adverse effect on our business, financial condition, and results of operations.

Because we are developing new business segments and expanding our business plan, we may not be aware of all of the risks we face, and the risks we have identified may not be fully developed.

We are an early-stage company that is actively developing new business segments and expanding and refining our business plan, including our anticipated operations in waste and tire recycling, stranded resource capture, modular microgrids, and blockchain-based transparency tools across multiple jurisdictions. Because our business and the markets in which we intend to operate are new, rapidly evolving, and in many respects unproven, we are not yet aware of all of the risks that we may ultimately face. The risk factors described in this Annual Report reflect only those risks that we have identified to date, and even as to those risks, our understanding and description of them may be incomplete or may not be fully developed. Additional risks and uncertainties that we are not currently aware of, or that we currently deem immaterial, may also materially and adversely affect our business, financial condition, and results of operations. As our business and business plan continue to evolve, new risks are likely to emerge, and we may be unable to predict, identify, or mitigate such risks in a timely manner or at all, any of which could cause investors to lose some or all of their investment.

Risks Related to the Securities

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no

additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no or limited information rights owed to Investors.

The securities acquired in the Company's securities offerings may be significantly diluted as a consequence of subsequent equity financings and conversion of warrants, options and convertible debt.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of the Securities offered herein will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of the Company's securities offerings. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to its existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Anti-takeover provisions in Nevada law could discourage, delay, or prevent a change in control of the Company and may affect the trading price of our Common Stock.

We are a Nevada corporation, and the anti-takeover provisions of the Nevada General Corporation Law may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders.

Because we have not paid dividends in the past and do not expect to pay dividends in the near future, any return on investment may be limited to the value of our Shares.

We have never paid cash dividends on our stock and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our stock will depend on earnings, financial condition and other business and economic factors affecting it at such a time that management may consider relevant. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if its stock price appreciates.

There is no market for our Shares.

Our Shares are not currently listed on any exchange or otherwise publicly traded. There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment.

We have issued preferred stock that has rights and privileges superior to common stock.

The Company has authorized and issued a Series of preferred stock with rights and privileges superior to our common stock. The preferred stock may have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as adopted by the board of directors. The issuance of shares of preferred stock or the rights associated therewith or their conversion to common stock could cause substantial dilution to investors.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

DESCRIPTION OF SECURITIES

The rights and obligations of the Company's shareholders are governed by its Articles of Incorporation and Bylaws, each of which are included as Exhibits to this Form C. None of our securities are currently listed or quoted for trading on any national securities exchange or national quotation system.

Capital Structure

The Company is authorized to issue 200,000,000 shares of capital stock in the aggregate, consisting of: (i) 190,000,000 Shares and (ii) 10,000,000 shares of preferred stock, all of which have been designated as Series A Preferred Stock. As of June 5, 2026, the Company has approximately 13,257,298 Shares of common stock, and 5,000 shares of Series A Preferred Stock issued and outstanding.

Common Stock

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. Stockholders may take action by written consent.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available.

Holders of our common stock have no pre-emptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably (with Series A Preferred Stock as well) in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities.

Dividends and liquidation distributions to common stockholders are subordinated to payments to preferred stockholders.

Preferred Stock

The Company has designated all of its authorized preferred stock as Series A Preferred Stock. Series A Preferred Stock is entitled to 10,000 votes per share. Holders of our Series A Preferred Stock have no dividend rights, except as may be declared from time to time by the Board. Series A Preferred Stock will share ratably with our common stock in distributions upon our liquidation. Holders of our Series A Preferred Stock have no pre-emptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions.

Dividends

We have not paid dividends on Shares to date and do not intend to pay dividends in the near future. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Disclosure of commission position on indemnification for securities liabilities

The Company's Bylaws and Articles of Incorporation, subject to the provisions of Nevada Law, contain provisions which allow the corporation to indemnify its officers and directors against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to the Company if it is determined that the person acted in good faith and in a manner which he reasonably believed was in the best interest of the Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and may, therefore, be unenforceable.

Corporate Actions/Minority Investors

Investors will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. The Company's principal shareholders will be able to control all matters subject to shareholder vote, which votes could have the effect of, inter alia, diluting investors, appointing or keeping board of directors without approval from investors, approving amendments to the Company's governing documents, approving mergers or acquisitions, or selling significant Company assets or the Company as a whole, which could affect the value of Shares and investors' returns on investment.

Additional issuances of securities

Following your investment in the Company, the Company may sell Shares to additional investors, which could dilute the percentage interest of the investor in the Company. The Investor will not have the opportunity to increase its investment in the Company in such a transaction. The inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities

The Company does not currently have a redemption policy.

A sale of the issuer or of assets of the issuer

As a minority owner of the Company, each investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Such transactions must be approved by our Board and shareholders holding a majority of the eligible votes. Thus, each investor must rely upon the executive management of the Company to manage the Company so as to maximize value for stockholders. Accordingly, the success of an investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties

Investors should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its stockholders. By acquiring an interest in the Company, investors will be deemed to have acknowledged the

existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Specifically, our sole officer controls three entities, Trend Chemicals LLC, Kratos Mining LLC, and Trend Discovery Mineral Fund I LLC, that are majority owned by our majority holders that provide services similar or complementary to the Company's intended operations. The Company anticipates that it may contract or partner with one or any of these companies in the future. In addition, it is currently contemplated that the Company could acquire one or more of these entities in the future. If the Company were to enter into any such contract, partnership, or acquisition, the terms of such would not be at arm's-length and our officer would face significant conflicts of interest in negotiating such transactions. It is possible that ultimately, the terms of such transactions could favor his affiliated entities more than if such transaction had been between unrelated parties.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an Investor may eventually have in the Company. The Company intends to make future equity issuances outside of the Company's securities offerings which could dilute Investors.

Investors should understand the potential for dilution. An investor's stake in a company could be diluted due to the company issuing additional interests. In other words, when the company issues more interests, the percentage of the company that you own will go down, even though the value of the company may go up. You could own a smaller piece of a larger company. This increase in the number of interests outstanding could result from an additional equity offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible bonds or warrants) into interests.

If the Company issues more Shares, which is its intent, an investor could experience value dilution, with each Share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per interest.

If you are making an investment expecting to own a certain percentage of the Company or expecting each interest to hold a certain amount of value, it's important to realize how the value of those interests can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each interest, ownership percentage, voting control, and earnings per interest.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of estimation. The same method can produce a different valuation if used by a different person. Different methods of valuation produce a different answer as to what your investment is worth.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the

company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

We determined the offering price for the Company's securities offerings, primarily basing it upon the projected revenue, comparative company valuations and the last priced round of the Company. We cannot guarantee that the Share price is an accurate reflection of their value. This implied valuation is not a measure of the Company's actual value, and investors should not assume that the Company would realize a comparable valuation in the event of a liquidation, sale, or public listing, or that the Shares could be resold at a corresponding price.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Transfers are also subject to the Company's Shareholder Agreement, which investors will be required to sign as part of their purchase of Shares.

Outstanding Options, Shares, Convertible Notes, Warrants

As of the date of this Annual Report, the Company has no outstanding warrants, options or convertible notes.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Audited financial statements are attached to this Form C-AR as Exhibit B.

Results of Operations for the Year Ended December 31, 2025 versus Period from Inception to December 31, 2024

	Year Ended December 31, 2025	Period from Inception to December 31, 2024
Revenues	$ -	$ -
Cost of revenues	-	-
Gross profit	-	-
Operating expenses	1,381,459	164,653
Operating loss	(1,381,459)	(164,653)

Non-operating expense	-	-
Net loss	$ (1,381,459)	$ (164,653)

Revenue

The Company recorded no revenues from operations for the year ended December 31, 2025 or the period from inception through December 31, 2024.

Cost of Revenue

The Company recorded no cost of revenues from operations for the year ended December 31, 2025 or the period from inception through December 31, 2024.

Operating Expenses

The Company's operating expenses include professional fees, research and development and selling, general and administrative expenses. The Company recorded $1,381,459 and $164,653 in operating expenses for the year ended December 31, 2025 and period from inception to December 31, 2024, respectively. The majority of these expenses relate to consulting expenses and marketing fees during these initial phases of operations. The Company expects to increase their operating expenses as they continue to roll out their business plan and incur additional costs to acquire companies.

Selling, general, and administrative costs

The Company's selling, general, and administrative costs for the year ended December 31, 2025 and period from inception to December 31, 2024 was $331,916 and $17,161, respectively. The Company incurred significant expenditures in 2025 in a social media campaign to attract investors as part of their crowdfunding campaign.

Professional fees

The Company's professional fees for the year ended December 31, 2025 and period from inception to December 31, 2024 were $979,558 and $147,492, respectively. The increase in these expenses related to additional consultants brought on to provide services to the Company for the roll-out of their products.

Research and Development

The Company's research and development costs for the year ended December 31, 2025 and period from inception to December 31, 2024 were $69,985 and $0, respectively. The Company incurred these costs in 2025 related to their anticipated product development. The Company expects these costs to increase in the next fiscal year.

Non-operating Expenses

The Company recorded no non-operating expenses for the year ended December 31, 2025 or the period from inception through December 31, 2024.

Net Loss

The Company's net loss for the year ended December 31, 2025 and period from inception to December 31, 2024 was $1,381,459 and $164,653, respectively, as discussed above.

Liquidity and Capital Resources

As of December 31, 2025, the Company had cash on hand of approximately $94,295. As of December 31, 2025, the Company had approximately $1,680,172 in liabilities. As of August 31, 2026, the Company had cash on hand of approximately $3,214.60. At present, the Company requires additional funding in order to implement all of its business plans. The Company is addressing its capital requirements by conducting the Company's securities offerings and is in discussions with potential lenders for external funding. The Company intends to conduct concurrent and follow on securities offerings in order to raise the additional capital needed to operate.

As of December 31, 2025, the Company's only commitment for capital expenditures is a monthly payment of approximately $750 for access to office space and associated office space services with WeWork.

In 2025, the Company expanded their footprint in the United States and in January 2026, commenced on a lease in Arizona through their subsidiary at a monthly cost ranging from $15,942 to $17,243 over the next three years.

From January 1, 2026 through May 28, 2026, the Company raised approximately $40,000 in a Regulation D/CF. As of May 28, 2026, no shares have been issued to the investors.

Total Assets

The Company's assets increased from $10,711 as of December 31, 2024 to $147,315 as of December 31, 2025. The Company's assets consist of cash and fixed assets, both of which are expected to increase in our next fiscal year.

Total Liabilities

The Company's liabilities increased from $162,109 as of December 31, 2024 to $1,680,172 as of December 31, 2025. The Company's liabilities consist of advances from related parties and accounts payable. Related parties advanced the Company $1,010,400 in the year ended December 31, 2025 compared to $64,487 in 2024. These advances were made to the Company interest-free. The expectation is that these related parties will be paid back upon funding anticipated through the Company's securities offerings.

Net Cash Used in Operating Activities

For the year ended December 31, 2025 and period from inception to December 31, 2024, net cash used in operating activities was $(871,620) and $(55,906), respectively. The increase in the net cash used in operating expenses is from the increase in our net loss offset by the increase in our accounts payable and accrued expenses.

Net Cash Flow Used In Investing Activities

For the year ended December 31, 2025 and period from inception to December 31, 2024, net cash used in investing activities was $(43,056) and $(10,640), respectively. These amounts are from the purchases of fixed assets.

Net Cash Flow Provided by Financing Activities

For the year ended December 31, 2025 and period from inception to December 31, 2024, net cash provided by financing activities was $1,008,900 and $66,617, respectively. The cash flows from financing activities comprised for the most part from advances made by related parties in the amount of $1,010,400 and $64,487, respectively. We expect these advances to continue until we generate proceeds from the Company's securities offerings and revenues from our products.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Trend Information

The Company is currently in the process of developing its proprietary technology, and whether it generates any sales is dependent on obtaining sufficient funding from the Company's securities offerings. The Company is not yet able to recognize any trends in production, sales or inventory.

Indebtedness

The Company, as of December 31, 2025, had $1,680,172 in liabilities. $1,074,887 was due to the Trend Discovery entities, $625 due to an officer, and accounts payable and accrued expenses of $604,660.

As of August 28, 2026, Trend Discovery, LP and affiliated funds have advanced approximately $2,495,958 to PowerLink. Trend Discovery, LP and affiliated funds have committed to advance up to $2,500,000 to accelerate growth of PowerLink. The advanced funds have no interest or conversion features. Trend Discovery, LP and affiliated funds will seek repayment on advanced funds after $5,000,000 has been raised. Trend Discovery, LP and affiliates have the right to upsize or downsize the advancement commitment to PowerLink of $2,500,000. To the extent any amount is repaid by the Company to Trend Discovery, LP and its affiliated funds, the Company is without knowledge as to whether Trend Discovery, LP and its affiliated funds will retain the funds for deployment into new opportunities or distribute the funds to its owners. Assuming the current outstanding balance of $2,495,958 is repaid, and assuming Trend Discovery, LP distributes the entire amount to its owners, it is anticipated that our Chief Executive Officer would receive approximately $2,322,488.92 (93.05%) of the funds, proportionate to his ownership interest in Trend Discovery, LP.

Previous Offerings of Securities

All of the following offerings relied upon Section 4(a)(2) and/or Rule 506(b) exemptions:

On June 21, 2024, the Company issued 13,250,002 founders shares of common stock to their sole owner who in turn transferred these shares to Trend Discovery LP (split between Fund I and Fund II). These shares were issued at a de minimis par value for services rendered valued at $13,250 in acquiring the global, exclusive right to commercialize the intellectual property and operationalize its tire digestor.

In December 2024, the Company issued 5,000 Series A Preferred Shares to Trend Discovery LP for founders' shares for cash at par value for a value of $5.

From December 2025 to April 2026, the Company sold 2,947 Shares for $17,682 under Regulation CF.

Transactions with Related Persons

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or

more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), and the counterparty is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

On June 21, 2024, the Company issued 13,250,002 founders shares of common stock to their sole owner who in turn transferred these shares to Trend Discovery LP (split between Fund I and Fund II). These shares were issued at a de minimis par value for services rendered valued at $13,250 in acquiring the global, exclusive right to commercialize the intellectual property and operationalize their tire digestor.

In December 2024, the Company issued 5,000 Series A Preferred Shares to Trend Discovery LP for founders' shares for cash at par value for a value of $5.

The Company did not enter into written definitive agreements for the transactions described above. Ownership of the Common Stock and Series A Preferred Stock as described in the transactions above was transferred and recorded via book entry.

The Company as of December 31, 2025 and 2024 has an outstanding amount which is due on demand with no stated interest rate with entities controlled by an officer of the Company for payment of operational expenses. As of December 31, 2025 and 2024 the Company had an outstanding balance of $1,074,887 and $64,487 with these entities. As of August 28, 2026 the Company had an outstanding balance of $2,495,958 with these entities.

EXHIBITS

The following are included as Exhibits to this Form C-AR:

Exhibit B Audited Financial Statements